Exhibit 15.1
Calling of an Extraordinary Shareholders Meeting*
The Board of Directors of “Telvent GIT, S.A.” calls the shareholders for the Extraordinary Shareholders Meeting that will be held at the Company’s corporate headquarters located in Alcobendas (Madrid) at calle Valgrande, 6 on October 23, 2008, at 6:30 p.m. local time, on first call and, as the case may be, the next day in the same place and at the same time, on second call, in accordance with the following:
Agenda

First.-	Approval of a capital increase, waiving the preemptive rights, by means of the issuance of 4,847,059 new ordinary shares of the same class and series as the existing shares, at a nominal value of Euros 3.00505 plus an issue premium equal to the difference between Euros 3.00505 and the exchange value in Euros of U.S. $21.25 at the date of issuance of the shares and subsequent amendment of article 5º of the Company’s Articles of Association.

Second-	Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.

Third.-	Approval, as the case may be, of the minutes of this meeting as may be required by law.
Shareholders of record as of October 16, 2008 are entitled to attend and vote on the matters set forth above. From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, the Board of Directors’ report justifying the increase of capital and the amendment of the articles of association and the Report from an Auditor that it is not the Company’s Auditor, appointed by the Mercantile Registry, in accordance with Articles 144 and 159 of the Spanish Corporate Law. Likewise, all shareholders have the right to be informed in accordance with Article 112 of the Spanish Corporation Law.
Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company’s Rules of Procedures of the General Meeting of Shareholders, which can be viewed at www.telvent.com/investor_zone/cg_internal_norms.htm
A proxy card for voting may be found on our website:
www.telvent.com/investor_zone/shareholders_meetings.htm
Proxy cards should be delivered to the Company to the attention of the Secretary to the Board of Directors.
Note: Shareholders are advised that based on experience in previous years, the General Shareholders Meeting may foreseeably be held on first call at 6:30 p.m, on October 23, 2008.
In Madrid, on September 18, 2008.

The Secretary to the Board of Directors Lidia García Páez

*English translation of notice published in Spain on September 18, 2008.